Exhibit 99.1

Sun Life Financial Provides Update on 2011 Results

TORONTO, Oct. 17, 2011 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced preliminary estimates for the third quarter of 2011. The Company expects to report a loss of $621 million for the quarter. On an operating basis, the loss is expected to be $572 million. Results for the third quarter include losses related to substantial declines in both equity markets and interest rate levels, which particularly impacted the individual life and variable annuity businesses in SLF U.S. The third quarter was a period of exceptional market volatility. North American equity markets dropped by 12% - 14%, while yields on fixed income securities fell amid economic uncertainty in the European Union and U.S. monetary policy actions aimed at lowering interest rates on long-term treasuries. In the U.S., treasury rates reached historic lows, with 30-year yields down 146 basis points to 2.91%. Under the Canadian insurance accounting model, the future impact of September 30, 2011, market conditions is reflected in our current period results.

Losses from equity market and interest rate movements were at the high end of the ranges previously disclosed in the Company's Management's Discussion and Analysis for the second quarter of 2011. Key drivers which resulted in market impacts at the high end of the estimated ranges included uneven movements across the yield curve and the impact of large, simultaneous movements in both interest rates and equity markets. Updates to the Company's actuarial methods and assumptions, which generally take place in the third quarter of each year, contributed approximately $200 million to the loss. Sun Life Assurance Company of Canada remains well capitalized, with a Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio that is estimated to be approximately 210% as at September 30, 2011.

The Company currently expenses hedging costs for variable annuities and segregated funds in the period in which they are incurred. In the fourth quarter of 2011, the Company plans to make a method and assumption change related to the valuation of its variable annuity and segregated fund liabilities whereby it will provide for the estimated future lifetime hedging costs of these contracts in its liabilities. This change is expected to result in a higher level of future earnings from in-force contracts than would be the case using the current methodology. The impact of this change on the net income of the Company in the fourth quarter will depend on interest rates and other market conditions as at December 31, 2011, as well as further refinements to the valuation methodology. If this change was made under current market conditions the expected one-time reduction in fourth quarter net income is estimated to be approximately $500 million. The impact of this change on the MCCSR ratio of Sun Life Assurance is expected to be positive, as the increase in variable annuity and segregated fund liabilities will reduce the amount of regulatory required capital for these products.

The Company will release its full third quarter 2011 financial results on Wednesday, November 2, 2011, after markets close, and will host a conference call to discuss its third quarter results on Thursday, November 3, 2011, at 10:00 a.m. ET.

Non-IFRS Financial Measures

Operating net income and the MCCSR ratio are non-IFRS financial measures. Management believes that these non-IFRS financial measures provide information that is useful to investors in understanding the Company's performance. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. Additional information on non-IFRS financial measures can be found in the Company's Management's Discussion and Analysis for the second quarter of 2011.

Forward-Looking Information

Information concerning estimates of Sun Life Financial's third quarter results and the MCCSR ratio of Sun Life Assurance is forward-looking information within the meaning of securities laws. Information in this news release is based on preliminary estimates of the Company's third quarter unaudited financial results. Third quarter results are subject to further review and may be subject to change prior to the issuance of the Company's financial results on November 2, 2011.

Certain information in this news release that is predictive in nature, that depends upon or refers to future events or conditions, or that includes words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, is forward-looking information within the meaning of securities laws. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company's 2010 Annual Information Form and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim Management's Discussion and Analysis, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, changes in legislation and regulations including capital requirements and tax laws; investment losses and defaults and changes to investment valuations; the performance of equity markets; the cost, effectiveness and availability of risk-mitigating hedging programs; losses relating to real estate investments; the creditworthiness of guarantors and counterparties to derivatives; changes and volatility in interest rates and credit/swap spreads; other market risks including movement in credit spreads; risks relating to product design and pricing; market conditions that adversely affect the Company's capital position or its ability to raise capital; possible sustained economic downturn; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; downgrades in financial strength or credit ratings; the ability to attract and retain employees; risks relating to financial modelling errors; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; adverse mortality and morbidity experience; uncertainty in the rate of mortality improvement; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; the impact of higher-than-expected future expense cash flows; and the risks relating to the significant estimates and judgment in calculating taxes. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2011, the Sun Life Financial group of companies had total assets under management of $474 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

%CIK: 0001097362

For further information:

Media Relations Contact: Frank Switzer Vice-President, Corporate Communications Tel: 416-979-4086 frank.switzer@sunlife.com	Investor Relations Contact: Phil Malek Vice-President, Investor Relations Tel: 416-979-4198 investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 09:47e 17-OCT-11